ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462)[redacted]64-94, 42-64-95

«5th» April 2007г.

07022888

№ 13-07-254

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on the issues adopted at OJSC "Surgutneftegas'" Board of Directors' meeting published by press service of OJSC "Surgutneftegas" on the 3rd of April, 2007.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

4/25

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«05» апреля 2007г. №13-07-254

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информационного
сообщения
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам информационное сообщение пресс-службы ОАО «Сургутнефтегаз» от 03 апреля 2007 г., касающееся вопросов, утвержденных на заседании Совета директоров ОАО «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

03.04.2007

SURGUTNEFTEGAS' BOARD OF DIRECTORS HELD ITS MEETING

On April 02, 2007, the Board of Directors of OJSC "Surgutneftegas" held its meeting in Surgut.

At the meeting, the Board of Directors addressed the issues related to the Annual General Shareholders' Meeting, reviewed and gave preliminary approval for the annual report, annual accounting statements and distribution of the Company's profit (loss) for 2006, including recommended dividend amounts and payment.

The Board of Directors reviewed the financial statements for 2006 and noted that sales revenue grew by 17% to RUR 500.5 bn against the previous year boosted by high world prices for crude oil and petroleum products and increased sales.

However, the company's financial performance was affected by a number of negative factors such as a 9% inflation rate, stronger national currency, and increased tax payments.

In 2006, export duty on crude oil and petroleum products soared by 55% and 61%, respectively, whereas the Mineral Extraction Tax (MET) went up by 24%. Total taxes and duties grew by RUR 94 bn.

The cost of goods, works, and services sold rose by 29% and exceeded RUR 342.3 bn in 2006 driven by a 16% increase in depreciation costs for investment programs and a 25% increase in labor and social costs, as well as higher MET, tariffs and prices for material resources and electricity.

Commercial expenses pushed up by rising transport tariffs for export crude (a 14% increase at year end) also demonstrated significant growth, which reached 18%.

The annual performance was tainted in the fourth quarter when falling oil and petroleum product prices slashed sales revenues by RUR 30 bn while export duties rose by RUR 6 bn against the previous quarter.

As a result, undistributed net profit in 2006 decreased by 33% against the previous year to RUR 77.1 bn.

Therefore, the Board of Directors adopted a resolution to recommend the Annual General Shareholders' Meeting to declare the following dividend payment for 2006: RUR 0.71 per preferred share and RUR 0.53 per ordinary share.

The Board of Directors also reviewed and approved resolutions to be proposed at the Annual General Shareholders' Meeting, as well as forms and texts of ballot papers.

Press Service of OJSC "Surgutneftegas"

Tel.: (3462) 40 10 07, 40 10 08

Fax: (3462) 40 10 18

April 3, 2007

END